UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Publicly-held Company Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12

 Notice to the Market

ADRs Program on Common Shares issued by

 Banco Bradesco S.A.

Banco Bradesco S.A. (“Bradesco”) announces to its shareholders, customers, employees and to the market in general that, on 1.16.2012, was published a Decree authorizing the increase from 14% (fourteen percent) to 30% (thirty percent) in the limit of foreign interest in its common stock. The authorization was given to the request of Bradesco to create an ADRs (American Depositary Receipts) Program baked by common shares, in accordance with the Notice disclosed to the market on 3.28.2011.

Bradesco reaffirms that the increase in the limit of foreign interest in its common  stock only aims at attending the potential demand of the ADRs Program, whose establishment will not change the corporate structure or the control of Bradesco. The creation of this program is in accordance with the policy of adopting mechanisms to increase the liquidity and valuation of shares issued by Bradesco.

The listing of ADRs will only occur once all the necessary requirements and formalities have been complied with before other authorities, particularly the Brazilian Central Bank and the Brazilian Securities Commission – CVM, and will be disclosed to the market in due time.

Cidade de Deus, Osasco, SP, January 17th, 2012. Banco Bradesco S.A. Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 19, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.